                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 17)

                 FRESH FOODS, INC., formerly known as WSMP, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929330 10 8
                                 (CUSIP Number)

                                Patrick Daugherty
                       McGuire, Woods, Battle & Boothe LLP
                  Bank of America Corporate Center, Suite 2900
                             100 North Tryon Street
                               Charlotte, NC 28202
                                 (704) 373-8975
                 (Name, address and Telephone Number of Persons
                Authorized to Receive Notice and Communications)

                                 August 12, 1998
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with the statement: [  ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 2,091,332 shares, which constitutes approximately 32.0% of the total number of shares outstanding. All ownership percentages set forth herein are based upon 5,914,809 shares of Common Stock issued and outstanding as of January 19, 1999. When calculating the number of shares reported herein and the number of shares outstanding, 627,000 shares issuable pursuant to currently exercisable options belonging to five of the individual Reporting Persons

(defined hereinafter) are accounted for by aggregating the optioned shares with the shares that are beneficially owned by the Reporting Persons and dividing the sum by the number of shares outstanding plus the number of currently exercisable options belonging to the Reporting Persons.

                                  SCHEDULE 13D

CUSIP No. 929330 10 8

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         James Claude Richardson, Jr. ###-##-####

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ x ]

         (b)      [   ]

3.       SEC Use Only

4.       Source of Funds
         SC, BK, PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power
                  222,657 (1)

         8.       Shared Voting Power
                  1,274,034 (2)

         9.       Sole Dispositive Power
                  222,657 (1)

         10.      Shared Dispositive Power
                  1,274,034 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,496,691

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         24.4% (3)

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No. 929330 10 8

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         David R. Clark  ###-##-####

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ x ]

         (b)      [   ]

3.       SEC Use Only

4.       Source of Funds
         SC, BK, PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power
                  286,964 (4)

         8.       Shared Voting Power
                  1,274,034 (2)

         9.       Sole Dispositive Power
                  286,964 (4)

         10.      Shared Dispositive Power
                  1,274,034 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,560,998

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         25.2% (3)

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No. 929330 10 8

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         James M. Templeton ###-##-####

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ x ]

         (b)      [   ]

3.       SEC Use Only

4.       Source of Funds
         SC, BK, PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power
                  78,802 (5)

         8.       Shared Voting Power
                  1,257,235 (6)

         9.       Sole Dispositive Power
                  78,802 (5)

         10.      Shared Dispositive Power
                  1,257,235 (6)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,336,037

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         22.3% (3)

14.      Type of Reporting Person
         IN

                                   SCHEDULE D

CUSIP No. 929330 10 8

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         Gregory Albion Edgell ###-##-####

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ x ]

         (b)      [   ]

3.       SEC Use Only

4.       Source of Funds
         SC, BK, PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power
                  171,875 (7)

         8.       Shared Voting Power
                  1,227,235 (8)

         9.       Sole Dispositive Power
                  171,875 (7)

         10.      Shared Dispositive Power
                  1,227,235 (8)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,399,110

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         23.5% (3)

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No. 929330 10 8

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         HERTH Management, Inc. 56-1645597

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ x ]

         (b)      [   ]

3.       SEC Use Only

4.       Source of Funds
         SC, BK, PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power (9)
                  1,227,235 (10)

         8.       Shared Voting Power
                  0

         9.       Sole Dispositive Power (9)
                   1,227,235 (10)

         10.      Shared Dispositive Power
                  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,227,235

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         20.7% (3)

14.      Type of Reporting Person
         C

                                  SCHEDULE 13D

CUSIP No. 929330 10 8

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         Columbia Hill, LLC 56-2016827

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ x ]
         (b)      [   ]

3.       SEC Use Only

4.       Source of Funds
         SC, BK, PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power (11)
                  46,799 (12)

         8.       Shared Voting Power
                  1,227,235 (8)

         9.       Sole Dispositive Power (11)
                  46,799 (12)

         10.      Shared Dispositive Power
                  1,227,235 (8)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,274,034

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         21.5% (3)

14.      Type of Reporting Person
         C

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         Larry D. Hefner ###-##-####

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ x ]

         (b)      [   ]

3.       SEC Use Only

4.       Source of Funds
         SC, BK, PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power
                  27,000 (13)

         8.       Shared Voting Power
                  1,274,034 (2)

         9.       Sole Dispositive Power
                  27,000 (13)

         10.      Shared Dispositive Power
                  1,274,034 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,301,034

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row 11
         21.9% (3)

14.      Type of Reporting Person
         IN

         (1) Consists of (i) 7,657 shares owned of record and (ii) 215,000 shares subject to currently exercisable call options.

         (2) Consists of (i) 1,227,235 shares owned beneficially through HERTH Management, Inc. and (ii) 46,799 shares owned beneficially through Columbia Hill, LLC.

         (3) Calculated by taking the aggregate amount beneficially owned by the individual reporting person and dividing by the number of shares outstanding (5,914,809) plus the number of presently exercisable call options belonging to the individual reporting person.

         (4) Consists of (i) 1,964 shares owned of record and (ii) 285,000 shares subject to currently exercisable call options.

         (5) Consists of (i) 8,802 shares owned of record and (ii) 70,000 shares subject to currently exercisable call options.

         (6) Consists of 1,227,235 shares owned beneficially through HERTH Management, Inc. and 30,000 shares owned beneficially through Catawba Valley Real Estate, Inc.

         (7) Consists of (i) 131,250 shares owned of record, (ii) 625 shares owned by spouse as custodian for minor children and
                  (iii) 40,000 shares subject to currently exercisable call options.

         (8) Consists of 1,227,235 shares beneficially owned through HERTH Management, Inc.

         (9) Power is exercised by a majority vote of the shareholders of HERTH Management, Inc. and does not include other shares beneficially owned by the shareholders of HERTH Management, Inc.

         (10)     Consists of 1,227,235 shares owned of record.

         (11) Power is exercised by a majority vote of the members of Columbia Hill, LLC and does not include other shares beneficially owned by the members of Columbia Hill, LLC.

         (12)     Consists of 46,799 shares owned of record.

         (13) Consists of (i) 10,000 shares owned of record and (ii) 17,000 shares subject to currently exercisable call options.

ITEM 1.  SECURITY AND ISSUER

         Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D dated October 21, 1997, relating to the common stock, $1.00 par value per share (the "Common Stock"), of Fresh Foods, Inc., which changed its name on May 8, 1998, was formerly known as WSMP, Inc. (the "Company"), and whose principal executive offices are located at 3437 East Main Street (P.O. Box 399), Claremont, North Carolina 28610.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is filed by (i) HERTH Management, Inc., a North Carolina corporation ("HERTH"), with respect to shares of Common Stock beneficially owned by it, (ii) Columbia Hill, LLC, a North Carolina limited liability company ("Columbia"), with respect to shares of Common Stock beneficially owned by Columbia and HERTH, and (iii) Messrs. David R. Clark, Gregory A. Edgell, Larry
D. Hefner, James C. Richardson, Jr. and James M. Templeton with respect to the shares of Common Stock beneficially owned by such individuals, HERTH and Columbia. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons."

         Messrs. Clark, Richardson and Hefner are the sole members of Columbia. Columbia and Messrs. Richardson, Edgell and Templeton are the sole shareholders of HERTH.

(b) The business address of Columbia, HERTH and each of Messrs. Clark, Hefner, Richardson and Templeton is 3437 East Main Street, P.O. Box 399, Claremont, NC 28610. The business address of Mr. Edgell is 3200 Devine Street, Suite 103, Columbia, SC 29205. The business address of Mr. Hefner is 1004 Power Street, China Grove, NC 28023.

(c) Each Reporting Person's present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is as follows:

                                                                               Present Principal Occupation or
         Name                         Principal Business Address                      business
----------------------------------    -------------------------------------    ---------------------------------
David R. Clark                        Fresh Foods, Inc.                        President, Chief Operating
                                      3437 East Main Street                    Officer and Director of the
                                      P.O. Box 399                             Company
                                      Claremont, NC  28610

Columbia Hill, LLC, a North           3437 East Main Street                    Private investment firm
Carolina limited liability            P.O. Box 399                             engaging in the purchase and
company                               Claremont, NC  28610                     sale of securities

                                                                               Present Principal Occupation or
         Name                         Principal Business Address                      business
----------------------------------    -------------------------------------    ---------------------------------
Gregory A. Edgell                     Accounting Resources, Inc.               Financial consulting
                                      3200 Devine Street, Suite 103
                                      Columbia, SC  29205

Larry D. Hefner                       Program Sales & Marketing, LLC           Co-owner of Program Sales &
                                      1004 Power Street                        Marketing, LLC, a food
                                      China Grove, NC 28023                    product brokerage

HERTH Management, Inc., a North       3437 East Main Street                    Provision of business
Carolina corporation                  P.O. Box 399                             management and consulting
                                      Claremont, NC  28610                     services and private
                                                                               investment firm engaging in
                                                                               the purchase and sale of
                                                                               securities

James C. Richardson, Jr.              Fresh Foods, Inc.                        Chief Executive Officer and
                                      3437 East Main Street                    Vice Chairman of the Board of
                                      P.O. Box 399                             Directors of the Company
                                      Claremont, NC  28610

James M. Templeton                    Fresh Foods, Inc.                        Senior Vice President - Real
                                      3437 East Main Street                    Estate of the Company
                                      P.O. Box 399
                                      Claremont, NC  28610

(d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Clark, Edgell, Hefner, Richardson and Templeton are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is partially amended to update Amendment 15:

         Over the course of eleven years, the Reporting Persons have used various sources of funds for the acquisition of Common Stock including personal funds of the Reporting Persons, loans from the Reporting Persons and affiliated corporations of the Reporting Persons, and loans from banks to some or all of the Reporting Persons.

         Presently the Reporting Persons have outstanding approximately $12.5 million in loans to acquire or refinance the acquisition of the Common Stock and for which portions of the Common Stock are pledged as security.

         These loans are between some or all of the Reporting Persons, their affiliated corporations and several regional banks, including First Century Bank of Wytheville, Virginia, Carolina First Bank of Greenville, South Carolina, First Union National Bank of Hickory, North Carolina, Bank of Granite of Hickory, North Carolina and Peoples Bank of Newton, North Carolina. Maturities range from three to five years, and interest rates range from LIBOR plus 2.75% to prime plus 1.00%.

         Item 3 is further amended to add the following:

         Prior to December 31, 1997, RSH Management, Inc. ("RSH") held of record 918,312 shares of Common Stock. HERTH owned 98.2% of the outstanding shares of RSH and HERTH's shareholders owned the remaining 1.8% of the outstanding shares of RSH directly. On December 31, 1997, RSH merged into HERTH through a short-form merger motivated by tax considerations. Pursuant to the merger, each outstanding share of RSH was converted into and exchanged for one share in HERTH.

         On August 12, 1998, Capital Factors, Inc., a South Carolina corporation ("Capital"), distributed to Mr. Edgell 125,000 shares of Common Stock at $21.00 per share in exchange for the cancellation of $2,625,000.00 of indebtedness. On August 12, 1998, Capital was owned 50% by Mr. Edgell and 50% by Mr. Richardson.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

         Each Reporting Person will continuously assess the Company's business financial condition, results of operations and prospects, general economic conditions, the securities market in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some if its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

         The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on March 1, 1999, the Reporting Persons, as a group, beneficially owned, as that term is defined in Rule 13d-3 under the Act, 2,091,332 shares of Common Stock, constituting 32.0% of the outstanding shares. The total number of shares of Common Stock outstanding was 5,914,809 (not including 627,000 shares issuable pursuant to currently exercisable options belonging to five of the individual

Reporting Persons which are used in the calculation of the percentage of beneficial ownership) as of January 19, 1999, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended December 5, 1998.

         As of the close of business on March 1, 1999, the Reporting Persons beneficially owned, as that term is defined in Rule 13d-3 under the Act, the following shares of Common Stock:

                                                      Number of Shares                    Percentage of
       Name of Reporting Person                             Held                       Outstanding Shares (1)
       ------------------------                             ----                       ----------------------
James C. Richardson, Jr.                                  1,496,691                           24.4%
David R. Clark                                            1,560,998                           25.2
James M. Templeton                                        1,336,037                           22.3
Gregory A. Edgell                                         1,399,110                           23.5
HERTH Management, Inc.                                    1,227,235                           20.7
Columbia Hill, LLC                                        1,274,034                           21.5
Larry D. Hefner                                           1,301,034                           21.9

         (1) Calculated by taking the aggregate amount beneficially owned by the Reporting Person and dividing by the sum of the number of shares outstanding (5,914,809) plus the number of presently exercisable call options belonging to the Reporting Person.

         Of the shares beneficially owned by the Reporting Persons, the following shares of Common Stock are held pursuant to currently exercisable options under the Company's 1997 Special Stock Option Plan, 1997 Incentive Stock Option Plan and 1987 Special Stock Option Plan:


                                                       Currently                        Options Not
        Name of Reporting Person                  Exercisable Options              Currently Exercisable
        ------------------------                  -------------------              ---------------------
David R. Clark                                           285,000                             30,000
James C. Richardson, Jr.                                 215,000                                 --
James M. Templeton                                        70,000                             20,000
Gregory A. Edgell                                         40,000                                 --
Larry D. Hefner                                           17,000                             23,000

         (b) The ownership of each non-individual Reporting Person is as follows:

                                              Percent
   Reporting Person                          Ownership                Shares of Stock
   ----------------                          ---------                ---------------
HERTH                                                                   1,227,235
   Columbia                                      45%                      552,256
   Richardson                                    22                       269,992
   Edgell                                        22                       269,992
   Templeton                                     11                       134,996
                                                ---                     ---------
                                                100%                    1,227,235

COLUMBIA                                                                   46,799
   Clark                                         45%                       21,060
   Richardson                                    40                        18,720
   Hefner                                        15                         7,020
                                                ---                     ---------
                                                100%                       46,799


         The direct and indirect Common Stock ownership of each Reporting Person, and the power to vote and dispose of the Common Stock, is as follows:

--------------------     ---------------    ----------------------     ----------------------    -----------------
                                                 Shares Held                Shares Held
                          Shares Held        Indirectly through         Indirectly through         Total Shares
       Name               Directly (1)            HERTH (4)                Columbia (5)
--------------------     ---------------    ----------------------     ----------------------    -----------------
HERTH                       1,227,235                      --                         --            1,227,235
--------------------     ---------------    ----------------------     ----------------------    -----------------
Columbia                       46,799                 552,256                         --              599,055
--------------------     ---------------    ----------------------     ----------------------    -----------------
Richardson                      7,657                 269,992                    239,622
                              215,000 (2)                                                             732,271
--------------------     ---------------    ----------------------     ----------------------    -----------------
Clark                           1,964                      --                    269,575
                              285,000 (2)                                                             556,539
--------------------     ---------------    ----------------------     ----------------------    -----------------
Templeton                       8,802                 134,996                         --
                               70,000 (2)                                                             243,798 (6)
--------------------     ---------------    ----------------------     ----------------------    -----------------
Hefner                         10,000                      --                     89,858
                               17,000 (2)                                                             116,858
--------------------     ---------------    ----------------------     ----------------------    -----------------
Edgell                        131,250                 269,992                         --
                                  625 (3)
                               40,000 (2)                                                             441,867
--------------------     ---------------    ----------------------     ----------------------    -----------------
Total                       2,061,332               1,227,236                    599,055
--------------------     ---------------    ----------------------     ----------------------    -----------------

         (1) Each Reporting Person has the sole power to vote and dispose of the shares, unless otherwise indicated.

         (2) Represents shares that the Reporting Person has the option to acquire pursuant to currently exercisable stock options granted pursuant to the Company's 1997 Special Stock Option Plan, 1997 Incentive Stock Option Plan and 1987 Special Stock Option Plan.

         (3)      Shares held by spouse as custodian for minor children.

         (4) Voting or disposition of HERTH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of HERTH.

         (5) Voting or disposition of Columbia's shares may be done only by the consent of the holders of a majority of its membership interest. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the members of Columbia.

         (6) Mr. Templeton and his family may be deemed the beneficial owners of 30,000 shares through their two-thirds ownership of Catawba Valley Real Eastate, Inc., which owns 30,000 shares of the Company.

         (c) On August 12, 1998, Capital transferred 125,000 shares of Common Stock at $21.00 per share to Mr. Edgell in exchange for the cancellation of debt owed to Mr. Edgell by Capital. At that time, Capital was owned 50% by Mr. Richardson and 50% by Mr. Edgell. Within the 60 days prior to the August 12, 1998 event, pursuant to which this statement has been filed, HERTH purchased 500 shares at $14 per share on August 7, 1998 and Columbia purchased 4,000 shares at $14 1/8 per share on July 30, 1998 in broker's transactions conducted through Pauli & Company of St. Louis, Missouri.

                  Subsequent to Capital's August 12 transaction, HERTH purchased 4,000 shares at $13 5/8 on August 13, 1998 and an additional 3,500 shares at $13 5/8 on August 17, 1998 in broker's transactions conducted through Pauli & Company.

                  On December 9, 1998 Mr. Templeton purchased 1,000 shares at $6 per share in a broker's transaction. On December 11, 1998, Catawba Valley Real Estate, Inc., two-thirds owned by Mr. Templeton and his immediate family, purchased 20,000 shares at $5.796 per share and an additional 10,000 shares at $5 1/8 on January 19, 1999 through broker's transactions with Peoples Bank in Newton, North Carolina acting as agent.

                  On February 18, 1999, Mr. Edgell purchased 5,000 shares at $5 per share in a broker's transaction.

         (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the shares of Common Stock held by the Reporting Persons.

         (e) On December 31, 1997, RSH merged into HERTH and ceased to exist.

         Pursuant to Rule 13d-4 of the Exchange Act Rules, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is partially amended to add the following:

         RSH and HERTH entered into a plan of merger whereby RSH merged into HERTH on December 31, 1997.

         Capital transferred 125,000 shares of Common Stock at $21.00 per share to Mr. Edgell in exchange for cancellation of debt owed by Capital to Mr. Edgell.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99-1. Articles of Merger of RSH Management, Inc. into HERTH Management, Inc. dated December 31, 1997.

         Exhibit 99-2. Consent of Directors of HERTH Management, Inc. to Action Without Meeting dated as of December 31, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ JAMES C. RICHARDSON, JR.                                  March 15, 1999
--------------------------------------
James C. Richardson, Jr.



/s/ DAVID R. CLARK                                            March 15, 1999
--------------------------------------
David R. Clark


/s/ GREGORY A. EDGELL                                         March 15, 1999
--------------------------------------
Gregory A. Edgell



/s/ JAMES M. TEMPLETON                                        March 15, 1999
--------------------------------------
James M. Templeton



/s/ LARRY D. HEFNER                                           March 15, 1999
--------------------------------------
Larry D. Hefner



COLUMBIA HILL, LLC


By: /s/ DAVID R. CLARK                                        March 15, 1999
    ----------------------------------
    David R. Clark, Member



HERTH MANAGEMENT, INC.


By: /s/ JAMES M. TEMPLETON                                    March 15, 1999
    ----------------------------------
    James M. Templeton, Vice President